SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



           RYANAIR'S CUSTOMER SERVICE STATISTICS FOR SEPTEMBER 2004.

Ryanair, Europe's No.1 low fares airline, today (Friday, 8th October 2004) released its customer service statistics for September 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   - 93.51% of all Ryanair's 15,739 flights during September arrived on time.

   - Ryanair is the No.1 on-time airline beating Easyjet every week in 2003 and 39 weeks into 2004.

   - Complaints registered at less than 1(0.43) complaint per 1000 passengers.

   - Mislaid baggage registered at less than 1(0.74) mislaid bag per 1000 passengers.

CUSTOMER SERVICE STATISTICS SEPTEMBER                 2003       2004
On-time flights*                                     94.20%     93.51%
Complaints per 1 000 pax                              0.52       0.43
Baggage complaints per 1 000 pax                      0.80       0.74
Complaints answered with 7 days                        100%       100%


*Verified by the CAA 3 months in arrears


Ends:                          Friday, 8th October 2004

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300

Ryanair monthly statistics compared with the Association of European Airlines follows:

Ryanair Monthly Statistics - Compared with Association of European Airlines
The recently published on time statistics by the Association of European Airlines for the month of August 04 again prove that Ryanair is the No.1 on-time major airline in Europe again.

Ryanair No. 1 on time major airline in Europe
Airline                                           Ranking           %
Ryanair                                              1            93.5
SAS                                                  2            90.1
Lufthansa                                            3            86.1
Alitalia                                             4            85.4
Air France                                           5            84.9
Austrian                                             7            80.3
Easyjet                                              8            80.2
British Airways                                      9            64.4


        % Flights arriving within 15 minutes of scheduled time

Major airlines for fewest lost bags*
Airline              Ranking                  Baggage Lost Per 1000 Passengers
Ryanair                 1                                  0.78
SAS                     2                                  12.1
Lufthansa               3                                  18.4
Air France              4                                  18.6
Austrian                5                                  19.0
Alitalia                6                                  24.1
British Airways         7                                  31.2
EasyJet                           Refuse to Publish


Major airline for fewest cancellations*

Airline                       Ranking                      % flights completed
Ryanair                          1                                99.9%
Alitalia                         2                                99.5%
Lufthansa                        3                                99.3%
Austrian                         4                                99.2%
Air France                       5                                99.1%
SAS                              6                                98.6%
British Airways                  7                                96.9%
Easyjet                              Refuse to Publish

*Source: Ryanair monthly statistics compared to Association of European Airlines
- August 04


Punctuality statisticsverified by the CAA 3 months in arrears


Ryanair/Easyjet Punctuality Comparisons

             Week Ending            Ryanair         easyJet          Ryanair
                                                                     Position

      1        04-Jan                 90%             73%                1
      2        12-Jan                 91%             80%                1
      3        19-Jan                 95%             84%                1
      4        26-Jan                 95%             89%                1
      5        01-Feb                 85%             64%                1
      6        08-Feb                 93%             81%                1
      7        15-Feb                 95%             84%                1
      8        22-Feb                 91%             84%                1
      9        29-Feb                 89%             69%                1
     10        07-Mar                 93%             80%                1
     11        14-Mar                 93%             80%                1
     12        21-Mar                 92%             82%                1
     13        28-Mar                 95%             88%                1
     14        04-Apr                 94%             87%                1
     15        11-Apr                 93%             88%                1
     16        18-Apr                 95%             85%                1
     17        25-Apr                 96%             92%                1
     18         2-May                 94%             85%                1
     19         9-May                 93%             81%                1
     20        16-May                 95%             84%                1
     21        23-May                 94%             87%                1
     22       30 - May                94%             86%                1
     23       6 - June                80%             79%                1
     24       13 - June               91%             85%                1
     25       20 - June               96%             86%                1
     26       27 - June               93%             75%                1
     27       4 - July                93%             77%                1
     28       11- July                91%             74%                1
     29       18 - July               94%             79%                1
     30       25 - July               89%             78%                1
     31     1st - August              92%             78%                1
     32      8 - August               88%             74%                1
     33      15 - August              86%             75%                1
     34      22 - August              91%             79%                1
     35      29 - August              91%             82%                1
     36       5 - Sept                93%             81%                1
     37       12 - Sept               92%             78%                1
     38       19 - Sept               93%             81%                1
     39       26 - Sept               94%             81%                1

                  *Source:www.ryanair.com and Easyjet website





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 8 October 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director